Exhibit 99.1

BMO Financial Group Reports Third Quarter 2025 Results

EARNINGS RELEASE

BMO’s Third Quarter 2025 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2025, is available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights

Third Quarter 2025 compared with Third Quarter 2024:

•	Reported net income[1] of $2,330 million, an increase of 25% from $1,865 million; adjusted net income[1] of $2,399 million, an increase of 21% from $1,981 million

•	Reported earnings per share (EPS)[2] of $3.14, an increase of 26% from $2.48; adjusted EPS[1,2] of $3.23, an increase of 22% from $2.64

•	Provision for credit losses (PCL) of $797 million, compared with $906 million

•	Reported return on equity (ROE) of 11.6%, compared with 10.0%; adjusted ROE[1] of 12.0%, compared with 10.6%

•	Common Equity Tier 1 (CET1) Ratio[3] of 13.5%, compared with 13.0%

Year-to-Date 2025 compared with Year-to-Date 2024:

•	Reported net income[1] of $6,430 million, an increase of 28% from $5,023 million; adjusted net income[1] of $6,734 million, an increase of 14% from $5,907 million

•	Reported EPS[2] of $8.47, an increase of 29% from $6.57; adjusted EPS[1,2] of $8.89, an increase of 14% from $7.78

•	PCL of $2,862 million, compared with $2,238 million

•	Reported ROE of 10.5%, compared with 9.0%; adjusted ROE[1] of 11.1%, compared with 10.7%

Toronto, August 26, 2025 – BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced financial results for the third quarter ended July 31, 2025. Reported net income was $2,330 million and reported EPS was $3.14, an increase from $1,865 million and $2.48 in the prior year. Adjusted net income was $2,399 million and adjusted EPS was $3.23, an increase from $1,981 million and $2.64 in the prior year.

“BMO delivered another quarter of strong earnings growth, with solid revenue performance and good expense management. Disciplined execution against each of our ROE rebuild strategies is driving tangible results through consistent positive operating leverage, improving credit performance and strengthening profitability, especially across our U.S. businesses,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We continue to invest to drive sustainable growth across our businesses, including our recently announced acquisition of Burgundy Asset Management Ltd., adding talent and advancing digital and AI capabilities to deliver a differentiated client experience. We’re leveraging our strong balance sheet to support client growth, while returning excess capital to our shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2025 dividend of $1.63 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.63 per common share is equivalent to an annual dividend of $6.52 per common share.

On August 26, 2025, we announced our intention to terminate our existing normal course issuer bid (NCIB) to purchase for cancellation up to 20 million common shares, and establish a new NCIB to purchase for cancellation up to 30 million common shares, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange. As of August 22, 2025, the bank had repurchased 15.7 million shares. The existing NCIB will be terminated prior to commencing purchases under the new NCIB. Once approvals are obtained, the timing and amount of purchases under the new NCIB will be at management’s discretion, based on factors such as market conditions and capital levels.

On June 19, 2025, we announced the signing of a definitive agreement to acquire Burgundy Asset Management Ltd., a leading independent wealth manager in Canada. This acquisition will expand BMO’s wealth management and financial planning capabilities focused on high-net-worth and ultra-high-net-worth individuals, families, and institutions. The transaction is expected to close by the end of calendar 2025, subject to customary closing conditions, including regulatory approvals.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

BMO Financial Group Third Quarter 2025 Earnings Release 1

Third Quarter 2025 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $867 million, a decrease of $47 million or 5% from the prior year, and adjusted net income was $870 million, a decrease of $50 million or 5%. Results reflected a 6% increase in revenue, primarily driven by higher net interest income due to balance growth and higher net interest margin, more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $709 million, an increase of $239 million or 51% from the prior year, and adjusted net income was $769 million, an increase of $230 million or 42%.

On a U.S. dollar basis, reported net income was $516 million, an increase of $172 million or 50% from the prior year, and adjusted net income was $560 million, an increase of $165 million or 42%. Results reflected a 3% increase in revenue, driven by higher net interest income and non-interest revenue, lower expenses and a lower provision for credit losses.

BMO Wealth Management

Reported net income was $436 million, an increase of $74 million or 20% from the prior year, and adjusted net income was $441 million, an increase of $77 million or 21%. Wealth and Asset Management reported net income was $341 million, an increase of $41 million or 14%, reflecting higher revenue due to the impact of stronger global markets and net sales, as well as strong growth in loan and deposit balances, partially offset by higher expenses. Insurance net income was $95 million, an increase of $33 million or 53% from the prior year, due to a gain on the sale of a non-strategic portfolio of insurance contracts.

BMO Capital Markets

Reported net income was $438 million, an increase of $49 million or 13% from the prior year, and adjusted net income was $442 million, an increase of $48 million or 12%. Results reflected higher revenue in both Global Markets and Investment and Corporate Banking, higher expenses and a lower provision for credit losses.

Corporate Services

Reported net loss was $120 million, compared with reported net loss of $270 million in the prior year, and adjusted net loss was $123 million, compared with adjusted net loss of $236 million. The lower net loss was driven by higher revenue, partially offset by higher expenses.

Credit Quality

Total provision for credit losses was $797 million, compared with a provision of $906 million in the prior year. The provision for credit losses on impaired loans was $773 million, a decrease of $55 million, largely due to lower provisions in U.S. Commercial Banking and BMO Capital Markets, partially offset by higher provisions in Canadian Commercial Banking and Canadian unsecured consumer lending. There was a $24 million provision for credit losses on performing loans, compared with a $78 million provision in the prior year. The provision for credit losses on performing loans in the current quarter reflected an improvement in the macro-economic scenarios, as well as lower balances in certain portfolios, which were more than offset by the impact of uncertainty in credit conditions and portfolio credit migration.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2024 Annual Report and Note 4 of the audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2024.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.5% as at July 31, 2025, relatively unchanged from the second quarter of 2025, as internal capital generation was offset by the impact of the purchase of common shares for cancellation under BMO’s normal course issuer bid and higher source currency risk-weighted assets.

2 BMO Financial Group Third Quarter 2025 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Third Quarter 2025 Management’s Discussion and Analysis dated August 25, 2025 for the period ended July 31, 2025, is incorporated by reference into this document. For further details on the composition of our supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s Third Quarter 2025 Report to Shareholders, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Adjusting Items

Adjusted results in the current quarter and prior periods excluded the following items:

•

Amortization of acquisition-related intangible assets and any impairments of $69 million ($93 million pre-tax) in Q3-2025, recorded in non-interest expense in the related operating group. Prior periods included $81 million ($109 million pre-tax) in Q2-2025, $79 million ($106 million pre-tax) in Q1-2025, $79 million ($107 million pre-tax) in Q3-2024 and Q2-2024, and $84 million ($112 million pre-tax) in Q1-2024.

•

Acquisition and integration costs of $4 million ($5 million pre-tax) in Q3-2025, recorded in non-interest expense in the related operating group. Costs related to the announced acquisition of Burgundy Asset Management Ltd. were recorded in BMO Wealth Management, Bank of the West in Corporate Services, AIR Miles in Canadian P&C, and Radicle and Clearpool in BMO Capital Markets. Prior periods included a reversal of $1 million ($2 million pre-tax) in Q2-2025, and expenses of $7 million ($10 million pre-tax) in Q1-2025, $19 million ($25 million pre-tax) in Q3-2024, $26 million ($36 million pre-tax) in Q2-2024, and $57 million ($76 million pre-tax) in Q1-2024.

•

Impact of a partial reversal of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $4 million ($5 million pre-tax) in Q3-2025, recorded in non-interest expense in Corporate Services. Prior periods included a $4 million ($5 million pre-tax) expense in Q2-2025, a $5 million ($7 million pre-tax) partial reversal in Q1-2025, a $5 million ($6 million pre-tax) expense in Q3-2024, a $50 million ($67 million pre-tax) expense in Q2-2024 and a $313 million ($417 million pre-tax) expense in Q1-2024.

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services in the prior year. Prior periods included $13 million ($18 million pre-tax) in Q3-2024, comprising interest expense of $14 million and non-interest expense of $4 million, and $12 million ($15 million pre-tax) in Q2-2024 and $11 million ($15 million pre-tax) in Q1-2024, both comprising interest expense of $14 million and non-interest expense of $1 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

•

Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization in Q1-2024, recorded in non-interest revenue in Corporate Services.

Adjusting items in aggregate decreased net income by $69 million in the current quarter, compared with a decrease of $116 million in the prior year and a decrease of $84 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $304 million in the current year, compared with a decrease of $884 million in the prior year.

BMO Financial Group Third Quarter 2025 Earnings Release 3

Non-GAAP and Other Financial Measures (1)

TABLE 1
(Canadian $ in millions, except as noted)	Q3-2025	Q2-2025	Q3-2024	YTD-2025	YTD-2024

Reported Results

Net interest income	5,496	5,097	4,794	15,991	14,030
Non-interest revenue	3,492	3,582	3,398	10,942	9,808
Revenue	8,988	8,679	8,192	26,933	23,838
Provision for credit losses	(797)	(1,054)	(906)	(2,862)	(2,238)
Non-interest expense	(5,105)	(5,019)	(4,839)	(15,551)	(15,072)
Income before income taxes	3,086	2,606	2,447	8,520	6,528
Provision for income taxes	(756)	(644)	(582)	(2,090)	(1,505)
Net income	2,330	1,962	1,865	6,430	5,023
Dividends on preferred shares and distributions on other equity instruments	66	142	51	273	234
Net income attributable to non-controlling interest in subsidiaries	3	2	-	9	6
Net income available to common shareholders	2,261	1,818	1,814	6,148	4,783
Diluted EPS ($)	3.14	2.50	2.48	8.47	6.57

Adjusting Items Impacting Revenue (Pre-tax)

Legal provision/reversal (including related interest expense and legal fees)	-	-	(14)	-	(42)
Impact of loan portfolio sale	-	-	-	-	(164)
Impact of adjusting items on revenue (pre-tax)	-	-	(14)	-	(206)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs/reversal	(5)	2	(25)	(13)	(137)
Amortization of acquisition-related intangible assets	(93)	(109)	(107)	(308)	(326)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(4)	-	(6)
FDIC special assessment	5	(5)	(6)	7	(490)
Impact of alignment of accounting policies	-	-	-	(96)	-
Impact of adjusting items on non-interest expense (pre-tax)	(93)	(112)	(142)	(410)	(959)
Impact of adjusting items on reported net income (pre-tax)	(93)	(112)	(156)	(410)	(1,165)

Adjusting Items Impacting Revenue (After-tax)

Legal provision/reversal (including related interest expense and legal fees)	-	-	(11)	-	(32)
Impact of loan portfolio sale	-	-	-	-	(136)
Impact of adjusting items on revenue (after-tax)	-	-	(11)	-	(168)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs/reversal	(4)	1	(19)	(10)	(102)
Amortization of acquisition-related intangible assets	(69)	(81)	(79)	(229)	(242)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(2)	-	(4)
FDIC special assessment	4	(4)	(5)	5	(368)
Impact of alignment of accounting policies	-	-	-	(70)	-
Impact of adjusting items on non-interest expense (after-tax)	(69)	(84)	(105)	(304)	(716)
Impact of adjusting items on reported net income (after-tax)	(69)	(84)	(116)	(304)	(884)
Impact on diluted EPS ($)	(0.09)	(0.12)	(0.16)	(0.42)	(1.21)

Adjusted Results

Net interest income	5,496	5,097	4,808	15,991	14,072
Non-interest revenue	3,492	3,582	3,398	10,942	9,972
Revenue	8,988	8,679	8,206	26,933	24,044
Provision for credit losses	(797)	(1,054)	(906)	(2,862)	(2,238)
Non-interest expense	(5,012)	(4,907)	(4,697)	(15,141)	(14,113)
Income before income taxes	3,179	2,718	2,603	8,930	7,693
Provision for income taxes	(780)	(672)	(622)	(2,196)	(1,786)
Net income	2,399	2,046	1,981	6,734	5,907
Net income available to common shareholders	2,330	1,902	1,930	6,452	5,667
Diluted EPS ($)	3.23	2.62	2.64	8.89	7.78

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

4 BMO Financial Group Third Quarter 2025 Earnings Release

Summary of Reported and Adjusted Results by Operating Segment

TABLE 2
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q3-2025

Reported net income (loss)	867	709	1,576	436	438	(120)	2,330	661
Dividends on preferred shares and distributions on other equity instruments	12	14	26	2	11	27	66	3
Net income attributable to non-controlling interest in subsidiaries	-	2	2	-	-	1	3	3
Net income (loss) available to common shareholders	855	693	1,548	434	427	(148)	2,261	655
Acquisition and integration costs/reversal (2)	-	-	-	3	-	1	4	1
Amortization of acquisition-related intangible assets	3	60	63	2	4	-	69	47
Impact of FDIC special assessment	-	-	-	-	-	(4)	(4)	(3)
Adjusted net income (loss) (3)	870	769	1,639	441	442	(123)	2,399	706
Adjusted net income (loss) available to common shareholders (3)	858	753	1,611	439	431	(151)	2,330	700

Q2-2025

Reported net income (loss)	782	546	1,328	361	431	(158)	1,962	515
Dividends on preferred shares and distributions on other equity instruments	11	14	25	3	10	104	142	3
Net income (loss) attributable to non-controlling interest in subsidiaries	-	5	5	-	-	(3)	2	1
Net income (loss) available to common shareholders	771	527	1,298	358	421	(259)	1,818	511
Acquisition and integration costs (2)	-	-	-	-	-	(1)	(1)	(1)
Amortization of acquisition-related intangible assets	4	72	76	2	3	-	81	54
Impact of FDIC special assessment	-	-	-	-	-	4	4	3
Adjusted net income (loss) (3)	786	618	1,404	363	434	(155)	2,046	571
Adjusted net income (loss) available to common shareholders (3)	775	599	1,374	360	424	(256)	1,902	567

Q3-2024

Reported net income (loss)	914	470	1,384	362	389	(270)	1,865	439
Dividends on preferred shares and distributions on other equity instruments	10	14	24	3	9	15	51	5
Net income (loss) attributable to non-controlling interest in subsidiaries	-	(3)	(3)	-	-	3	-	4
Net income (loss) available to common shareholders	904	459	1,363	359	380	(288)	1,814	430
Acquisition and integration costs (2)	2	-	2	-	1	16	19	11
Amortization of acquisition-related intangible assets	4	69	73	2	4	-	79	55
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	13	13	10
Impact of FDIC special assessment	-	-	-	-	-	5	5	3
Adjusted net income (loss) (3)	920	539	1,459	364	394	(236)	1,981	518
Adjusted net income (loss) available to common shareholders (3)	910	528	1,438	361	385	(254)	1,930	509

YTD-2025

Reported net income (loss)	2,543	1,835	4,378	1,166	1,456	(570)	6,430	1,815
Dividends on preferred shares and distributions on other equity instruments	35	43	78	7	31	157	273	9
Net income attributable to non-controlling interest in subsidiaries	-	7	7	-	-	2	9	7
Net income (loss) available to common shareholders	2,508	1,785	4,293	1,159	1,425	(729)	6,148	1,799
Acquisition and integration costs (2)	-	-	-	3	-	7	10	5
Amortization of acquisition-related intangible assets	10	202	212	6	11	-	229	153
Impact of FDIC special assessment	-	-	-	-	-	(5)	(5)	(4)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	2,553	2,037	4,590	1,175	1,467	(498)	6,734	1,994
Adjusted net income (loss) available to common shareholders (3)	2,518	1,987	4,505	1,168	1,436	(657)	6,452	1,978

YTD-2024

Reported net income (loss)	2,707	1,573	4,280	922	1,241	(1,420)	5,023	1,182
Dividends on preferred shares and distributions on other equity instruments	31	40	71	7	27	129	234	15
Net income attributable to non-controlling interest in subsidiaries	-	1	1	-	-	5	6	5
Net income (loss) available to common shareholders	2,676	1,532	4,208	915	1,214	(1,554)	4,783	1,162
Acquisition and integration costs (2)	5	-	5	-	13	84	102	67
Amortization of acquisition-related intangible assets	10	213	223	5	14	-	242	168
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	36	36	27
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	368	368	271
Adjusted net income (loss) (3)	2,722	1,786	4,508	927	1,268	(796)	5,907	1,817
Adjusted net income (loss) available to common shareholders (3)	2,691	1,745	4,436	920	1,241	(930)	5,667	1,797

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the announced acquisition of Burgundy Asset Management Ltd. were recorded in BMO Wealth Management; expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter 2025 Earnings Release 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2025 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report, and the Risk Management section in our Third Quarter 2025 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2024 Annual Report, as updated in the Economic Developments and Outlook section in our Third Quarter 2025 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2024 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2025 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

6 BMO Financial Group Third Quarter 2025 Earnings Release

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2024 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 26, 2025, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until September 26, 2025, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5503651#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2024 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2024 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2026

The next Annual Meeting of Shareholders will be held on Wednesday, April 15, 2026.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter 2025 Earnings Release 7